

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 19, 2010

Mr. Andrew Wang
Chief Financial Officer
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re:** **China Direct Industries, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 31, 2009**
> **File No. 001-33694**

Dear Mr. Wang:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief